July 18, 2017

Dorrie Yale

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Immune Pharmaceuticals Inc.
Registration Statement on Form S-1
Filed June 30, 2017
File No. 333-219094

Dear Ms. Yale:

This letter sets forth the responses of Immune Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2017 ("Comments Letter") concerning the Company’s Registration Statement on Form S-1 (collectively, the “Filing”).

1.	We refer to your language on your prospectus cover page that the prospectus covers "any additional shares" of common stock that may become issuable upon "conversion price adjustments." Since Rule 416 only permits you to register an indeterminate number of additional shares that may become issuable pursuant to stock splits, stock dividends or similar transactions, please clarify this disclosure. To the extent the terms of the note may require issuance of more than the 290,834 shares currently being registered as a result of a conversion price adjustment, please register a good faith estimate of the additional shares that may be issued upon conversion of the note. For guidance, please refer to Securities Act Rules CD&I 213.02, available on the Commission's website.

Response:

We have revised the Filing to address the Staff’s comment.

Sincerely,

/s/ Elliot Maza
Elliot Maza